September 11, 2012

Via EDGAR

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	EuroSite Power Inc. (“we” the “Company” or “EuroSite”)

Amendment No. 2 to Registration Statement on Form S-1

Filed August 20, 2012

File No. 333-182620

Dear Ms. Ransom:

The purpose of this letter is to respond to your letter of August 29, 2012 with respect to the above-captioned filing. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing an amendment to the registration statement to reflect the changes we describe below.

Prospectus Cover Page

1.	We note your disclosure “There is currently no public market for our common stock” in the second paragraph but towards the bottom of the same page you state “Our common stock is currently quoted on the OTCQB tier of the OTC Markets under the ticker symbol ‘EUSP.’” Please reconcile your disclosures.

We have revised our disclosure and have removed the statement that indicates there is no public market for our common stock.

Plan of distribution, page 15

2.	We note your response to comment 4 in our letter dated August 3, 2012. We also note that the term of the agreement with Merriman Capital Inc. lapses on August 31, 2012. Please advise us as to how you plan to update your prospectus if the agreement lapses before you become effective and tell us whether you intend to continue the offering. If so, please revise your disclosure to state as much.

We have revised our disclosure and have included as Exhibit No. 10.9 the Placement Agency Agreement between the Company and Scarsdale Equities LLC, dated September 6, 2012, which expires on December 31, 2012.

U.S. Office

45 First Avenue

Waltham, MA 02451

p: 781.522.6000 f: 781.522.6050

www.eurositepower.co.uk

Securities and Exchange Commission

September 11, 2012

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 622-1117 or our attorney, Edwin Miller of Sullivan & Worcester LLP in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

EUROSITE POWER INC.

/s/ Anthony S. Loumidis
By:	Anthony S. Loumidis
Chief Financial Officer

cc:	Scott Anderegg, Staff Attorney